Portman Ridge Finance Corporation

650 Madison Avenue, 23rd Floor

New York, New York 10022

December 1, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4644

Attention:	David Orlic
David Manion

Re:	Portman Ridge Finance Corporation (the “Company”)

File No. 333-260074

Request for Acceleration of Effectiveness of Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form N-14 as filed on November 23, 2021

Dear Messrs. Orlic and Manion:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request that the effectiveness of the above-captioned Amendment be accelerated so that the same will become effective immediately or as soon as practicable thereafter.

Please contact Harry S. Pangas at Dechert LLP at (202) 261-3466 with any comments or questions concerning this correspondence.

Very truly yours,

Portman Ridge Finance Corporation

By:	/s/ Jason T. Roos
Name:	Jason T. Roos
Title:	Chief Financial Officer, Secretary and Treasurer

cc:	Harry S. Pangas, Dechert LLP

Alexander C. Karampatsos, Dechert LLP